Exhibit 8.02

The Board of Directors of AENZA S.A.A.

We consent to the inclusion by reference of our report previously issued dated “May 16, 2022, except for the immaterial correction note included in the form 20F for year ended December 2022 to which the date is May 15, 2023”, on the consolidated statements of financial position of Aenza S.A.A. and its subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year in the period ended December 31, 2021, in the annual report of the Company for the year ended December 31, 2023.

Very truly yours,

/s/ Carlos Eduardo Acosta Pinilla

Partner Moore Assurance S.A.S. Bogota, Colombia

May 13, 2024